DVB Capital Markets LLC

Statement of Financial Condition

December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DVB Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Ave, Suite 1301
(No. and Street)

New York — NY — 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark S. Johnson, CEO and President — (212) 858-2624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

4 Times Square, 151 West 42nd St., 19th FL — New York — NY — 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Johnson, CEO and President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DVB Capital Markets LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Mark S. Johnson
Title
President and CEO
DVB Capital Markets LLC



Notary Public

GERHARD SUMMERER
NOTARY PUBLIC, State of New York
No. 01SU6170013
Qualified in New York County
Commission Expires July 02, 20 19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
DVB Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DVB Capital Markets LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to access the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis of our opinion.

RSM US LLP

We have served as the Company's auditor since 2007

New York, New York
March 1, 2019

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DVB Capital Markets LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash		$ 4,358,626
Accounts receivable	$ 505,500	
Less: reserve	(505,500)	
Net accounts receivable		-
Other assets		32,227
Total assets		**$ 4,390,853**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Subordinated borrowings to claims of general creditors	$	560,000
Accounts payable and accrued expenses		1,809,271
Payable to affiliates		905,813
Total liabilities		3,275,084
Commitments, Contingencies and Guarantees		-
Member's equity		1,115,769
Total liabilities and member's equity		**$ 4,390,853**

See Notes to Financial Statement.

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Organization

DVB Capital Markets LLC (the "Company") was established on October 21, 2005 and is wholly owned by DVB Bank SE ("DVB Bank"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides DVB Bank's global clients and new client relationships in the transportation sector with capital raising and financial advisory services, including access to the U.S. capital markets through equity and debt placements and public offerings and mergers and acquisitions and restructuring services.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer that carries no margin accounts and promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2.   Summary of Significant Accounting Policies

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the statement of financial condition and accompanying notes. Actual results could differ materially from those estimates.

The Company maintains cash with one financial institution which, at times may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Accounts receivable are recorded when revenue is recognized and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical experience, the existing economic conditions, and the financial stability of its customers.

As collection was not assured with $505,500 investment fee billed to a client, the Company has provided a reserve against such billings. At December 31, 2017, the Company had receivables of $695,090 relating to investment banking revenue.

The Company has elected to be treated as a corporation for federal and state income tax purposes and utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and

Notes to Statement of Financial Condition

Note 2.   Summary of Significant Accounting Policies (Continued)

presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 (Topic 606) "Revenue from Contracts with Customers." Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

The Company has adopted the new standard effective January 1, 2018, using the modified retrospective approach. Based on the Company's analysis, the adoption of ASU 2014-09 did not have a material impact on the Company's financial position.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no uncertain tax positions.

Recently Issued Accounting Pronouncements: In February 2016, the FASB issued an accounting standards update regarding the accounting for leases ("ASU 2016-02"). The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update will require additional disclosures regarding key information about leasing arrangements. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. This ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of ASU 2016-02 will have on its financial statements.

Note 3.   Related Party Activities

The Company has various service agreements with DVB Bank and various other subsidiaries of DVB Bank. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business.

DVB Bank provides office space, payroll administrative services and various other administrative services, as defined in the respective service-level agreements, to the Company. In addition, the Company provides certain intragroup advisory services.

On March 16, 2006, the Company entered into an equity subordinated loan agreement with DVB Bank. The effective date of the agreement is April 24, 2006. The interest rate on the loan is at 3-month LIBOR plus 2% (4.82% at December 31, 2018). The loan matures on July 15, 2020. As of December 31, 2018, the outstanding amount on the loan is $560,000 and is included in the subordinated borrowings to claims of general creditors in the statement of financial condition.

The Company has a $50,000,000 revolving subordinated loan agreement with DVB Bank, which has a maturity date of April 30, 2021, with autorenewals. The purpose of the revolving credit arrangement is to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions. As of December 31, 2018, the Company's did not have an outstanding balance on this loan.

These subordinated loans, as amended, are approved by FINRA for inclusion as equity by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 4.   Income Tax

The tax effects of temporary differences that give rise to significant components of the deferred tax assets at December 31, 2018 are presented below:

Deferred tax assets:	
Operatng loss carryforward	$ 330,253
Accrued compensation	48,794
Deferred interest	29,818
Other	5,251
	414,116
Less: valuation allowance	(414,116)
Net deferred tax assets	$ -

Management has provided a full valuation allowance against the Company's deferred tax assets as utilization is not assured.

Note 5.   Employee Benefit Plans

The Company contributes for eligible staff to a 401(k) plan sponsored by DZ BANK AG's New York Branch. The principal shareholder of DVB Bank is DZ BANK AG ("DZ BANK"), a banking organization registered under the laws of Germany. The plan sponsor matches the employee contributions up to an amount of 100% of an employee's contribution, with the matching amount subject to a maximum of 5%. Eligible employees are vested for the matched amount over a four-year step-up period. The vesting schedule would be 25% in year one, 50% in year two, 75% in year three and 100% in year four.

The Company participates in a health benefit plan sponsored by DZ BANK.

The Company also participates in a defined benefit plan sponsored by DZ Bank for eligible staff. All salaried employees with over one year of service are eligible to participate in the defined benefit plan. In addition, the Company also participates in a Supplemental Executive Retirement Plan, which provides retirement benefits in addition to those provided by the Company's defined benefit plan for a select group of management or highly compensated employees whose compensation exceeds the limits set forth in Internal Revenue Code Section 401(a)(17).

Note 6.   Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018 the Company had net capital and excess net capital of $1,643,542 and $1,462,536, respectively. The ratio of aggregate indebtedness to net capital was approximately 1.65 to 1.

Note 7.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued, and has determined there were no subsequent events requiring recognition or disclosure in the statement of financial condition.